UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 001-34097

Lorillard, LLC

(f/k/a Lorillard, Inc.)

(Exact name of registrant as specified in its charter)

401 North Main Street

Winston-Salem, North Carolina 27101

(336) 741-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

Guarantees of 8.125% Senior Notes due June 23, 2019 of Lorillard Tobacco Company, LLC (f/k/a Lorillard Tobacco Company) (predecessor obligor to R. J. Reynolds Tobacco Company) by Lorillard, Inc. (n/k/a Lorillard, LLC) (predecessor guarantor to R.J. Reynolds Tobacco Holdings, Inc.)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Lorillard, LLC (f/k/a Lorillard, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LORILLARD, LLC (f/k/a Lorillard, Inc.)

Date:	June 25, 2015	By:	/s/ Daniel A. Fawley
Name: Daniel A. Fawley Title: Vice President and Treasurer